# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: James River Group Holdings, Ltd., CIK 0001620459
CUSIP: G5005R107
Title of class of securities: Common Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001363829

## Reporting persons
- Enstar Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 2,590,765; sole dispositive power 0; shared dispositive power 2,590,765; aggregate amount beneficially owned 2,590,765 (5.7% of the class)
  Comment: The shares reported in rows (6), (8) and (9) are held in Cavello Bay Reinsurance Limited, a Bermuda company ('Cavello'). Cavello has sole voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company ('Kenmare'), the parent of Cavello, and Enstar Group Limited, a Bermuda company ('Enstar'), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.
  
  The percentage set forth in row (11) is calculated based upon 45,641,975 Common Shares of James River Group Holdings, Ltd. (the 'Issuer') issued and outstanding, consisting of (i) 37,829,475 Common Shares outstanding as of November 8, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024, (ii) 5,859,375 Common Shares issued to GPC Partners Investments (Thames) LP on November 11, 2024 and (iii) 1,953,125 Common Shares issued to Cavello on December 23, 2024).
- Cavello Bay Reinsurance Limited: type of reporting person: insurance company (IC); citizenship or place of organization: Bermuda (D0); sole voting power 2,590,765; shared voting power 0; sole dispositive power 2,590,765; shared dispositive power 0; aggregate amount beneficially owned 2,590,765 (5.7% of the class)
  Comment: The shares reported in rows (5), (7) and (9) are held in Cavello Bay Reinsurance Limited, a Bermuda company ('Cavello'). Cavello has sole voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company ('Kenmare'), the parent of Cavello, and Enstar Group Limited, a Bermuda company ('Enstar'), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.
  
  The percentage set forth in row (11) is calculated based upon 45,641,975 of the Issuer's Common Shares issued and outstanding, consisting of (i) 37,829,475 Common Shares outstanding as of November 8, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024, (ii) 5,859,375 Common Shares issued to GPC Partners Investments (Thames) LP on November 11, 2024 and (iii) 1,953,125 Common Shares issued to Cavello on December 23, 2024).
- Kenmare Holdings Ltd.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 2,590,765; sole dispositive power 0; shared dispositive power 2,590,765; aggregate amount beneficially owned 2,590,765 (5.7% of the class)
  Comment: The shares reported in rows (6), (8) and (9) are held in Cavello Bay Reinsurance Limited, a Bermuda company ('Cavello'). Cavello has sole voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company ('Kenmare'), the parent of Cavello, and Enstar Group Limited, a Bermuda company ('Enstar'), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.
  
  The percentage set forth in row (11) is calculated based upon 45,641,975 of the Issuer's Common Shares issued and outstanding, consisting of (i) 37,829,475 Common Shares outstanding as of November 8, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024, (ii) 5,859,375 Common Shares issued to GPC Partners Investments (Thames) LP on November 11, 2024 and (iii) 1,953,125 Common Shares issued to Cavello on December 23, 2024

## Item 1. Issuer
Name of issuer: James River Group Holdings, Ltd.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke HM 11, Bermuda

## Item 2. Person Filing
Name of person filing:
(1) Cavello Bay Reinsurance Limited ("Cavello");
(2) Kenmare Holdings Ltd. ("Kenmare"); and
(3) Enstar Group Limited ("Enstar" and, collectively with Cavello and Kenmare, the "Reporting Persons")
Address of principal business office or, if none, residence:
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton HM11, Bermuda
Citizenship: Each Reporting Person is organized under the laws of Bermuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 23, 2024, Cavello beneficially owned 2,590,765 of the Issuer's Common Shares. Kenmare, as the parent of Cavello, and Enstar, as the parent of Kenmare, may be deemed to beneficially own all of these shares.
Percent of class: 5.68% (based upon 45,641,975 of the Issuer's Common Shares issued and outstanding, consisting of (i) 37,829,475 Common Shares outstanding as of November 8, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024, (ii) 5,859,375 Common Shares issued to GPC Partners Investments (Thames) LP on November 11, 2024 and (iii) 1,953,125 Common Shares issued to Cavello on December 23, 2024).
Sole power to vote or to direct the vote: The information in Items 5 through 8 on pages 1 through 3 of this statement is hereby incorporated by reference.
Shared power to vote or to direct the vote: The information in Items 5 through 8 on pages 1 through 3 of this statement is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The information in Items 5 through 8 on pages 1 through 3 of this statement is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The information in Items 5 through 8 on pages 1 through 3 of this statement is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Enstar Group Limited: /s/ Matthew Kirk, Matthew Kirk/Chief Financial Officer (12/26/2024)
- Cavello Bay Reinsurance Limited: /s/ Robert Morgan, Robert Morgan/Chief Executive Officer (12/26/2024)
- Kenmare Holdings Ltd.: /s/ Robert Morgan, Robert Morgan/Chief Executive Officer (12/26/2024)